Ms. Celeste M. Murphy
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Calibrus, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 13, 2012
File No. 000-53548

Dear Ms. Murphy:

We have reviewed your July 24, 2012 comment letter (the “Comment Letter”) regarding the preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) of Calibrus, Inc. (the “Registrant”) filed on July 13, 2012.  The Registrant submits this response letter along with Amendment No. 1 to the Preliminary Proxy Statement.  The Preliminary Proxy Statement has been revised in conformity with your comments.

For your convenience, we have provided our response below in a question and answer format. Your original comment is provided below in bold text, followed by our response.

General

1.
We note that you have entered into an asset purchase agreement with Calibrus Hosted Business Solutions, LLC (“CHBS”), under which CHBS will acquire substantially all of the assets of your hosted business solutions business segment. We also note that the contact information provisions of the asset purchase agreement indicate that you have the same business address as CHBS. Please disclose to us, with a view towards disclosure, any relationships between you and your affiliates, on one hand, and CHBS and its affiliates, on the other hand, including whether any of your affiliates will serve as officers, directors or investors of CHBS following the acquisition. In addition, please tell us how you were introduced to CHBS.

In response to the Staff's comment, the Registrant has revised the disclosure on page 5 of the Preliminary Proxy Statement to include the following:

"In connection with the completion of the Asset Purchase Transaction, CHBS will assume the lease for the business premises where the TPV Business is currently operated and it is expected that CHBS will continue operating the TPV Business in such location.  Calibrus will relocate its business after the closing.

None of our officers, directors, principal shareholders or employees has any affiliation with CHBS.

After the closing of the proposed transaction, of our four executive officers, only Mr. Tom Harker, our chief technology officer, will become an employee of CHBS and have no affiliation with us.  Our other three executive officers, Mr. Jeff Holmes, our Chairman and Chief Executive Officer, Mr. Greg Holmes, our President, and Mr. Kevin Asher, our Chief Financial Officer, will remain our officers and continue in such positions as we transition our operations to social media and Fanatic Fans.  They will have no affiliation with CHBS after the closing.

The members of our board of directors will continue as our directors and are not and after the closing, will not be, affiliated with CHBS.”

In addition, in response to the Staff's comment, the Registrant has revised the disclosure on page 23 of the Preliminary Proxy Statement to include the following:

"In connection with the completion of the Asset Purchase Transaction, CHBS will assume the lease for the business premises where the TPV Business is currently operated and it is expected that CHBS will continue operating the TPV Business in such location.  Calibrus will relocate its business after the closing.

After the closing of the proposed transaction, of our four executive officers, only Mr. Tom Harker, our chief technology officer, will resign as an officer, become an employee of CHBS and have no affiliation with us.  Our other three executive officers, Mr. Jeff Holmes, our Chairman and Chief Executive Officer, Mr. Greg Holmes, our President, and Mr. Kevin Asher, our Chief Financial Officer, will remain our officers and continue in such positions as we transition our operations to social media and Fanatic Fans.  They will have no affiliation with CHBS after the closing.

None of our officers, directors, principal shareholders or employees had any affiliation with CHBS prior to the closing of the proposed transaction and none will have any affiliation with CHBS following the closing of the proposed transaction except Mr. Harker.  Members of our board of directors will continue as directors after the closing and our officers will continue in their positions.

Of the approximately 79 current employees of Calibrus, approximately 75 will become employees of CHBS after the closing of the proposed transaction and will no longer be employees of Calibrus.  Mr. Jeff Holmes, our Chairman and Chief Executive Officer, Mr. Greg Holmes, our President, and Mr. Kevin Asher, our Chief Financial Officer, are expected to remain after the sale as our employees.  We expect that, immediately after closing, we will have four employees.  Our administrative staff will report to Greg Holmes.  Greg Holmes and Kevin Asher will report to Jeff Holmes, our Chairman and Chief Executive Officer."

In addition, in response to the Staff's comment, the Registrant has revised the disclosure on pages 3 and 16 of the Preliminary Proxy Statement to include the following:

"Neither we nor any of our officers, directors, principal shareholders or employees have any affiliation with CHBS."

In addition, in response to the Staff's comment, the Registrant has revised the disclosure on page 22 of the Preliminary Proxy Statement to include the following:

"In early April 2012, we initiated discussions with CHBS regarding a potential transaction relating to the TPV Business and we executed a non-disclosure agreement with CHBS.  Mr. Jeff Holmes, our Chairman and Chief Executive Officer, knew one of the principals of CHBS through a prior, long-standing business and personal relationship with a relative of such principal."

In addition, the Registrant hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; that the Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Kevin J. Asher
Kevin J. Asher, Chief Financial Officer
Calibrus, Inc.

cc:	Jeffrey Holmes
Greg Holmes
Kevin Asher

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